

INTRODUCING:

KON TIKI ROOM



INTERACTIVE EVENT SPACE

KON TIKI ROOM

LATE NIGHT TAQUERIA

One venue with three extraordinary Crossroads Arts District Experiences:

What's included:

1. Vibrant **Tiki Bar** with a playful vibe and festive cocktails.

2. Stylish **Interactive Event Space** ideal for pop-up art exhibits.

3. Modern **Late Night Taqueria** serving tasty and fresh street tacos.

A fresh take on the Polynesian legend.

Every major city needs at least one tiki bar: tropical décor, elaborate rum drinks, and mellow island music.

While honoring the timeless elements of tiki culture, we are infusing it with modern mixology and a more energetic atmosphere.

Our goal is to create a destination that delights the neighborhood for years to come: **an instant classic.**



FULL BAR MIXOLOGIST

FROZEN MARGARITA FLIGHT

TRADITIONAL RUM DRINKS



> **It's a cool gathering spot inspired by Tiki culture.** A fun place to hang out with friends, colleagues, and neighbors, any day of the year.

Chris Seferyn



The Crossroads needs a late night option for fresh and delicious food.

Street tacos are perfect.

- Open 11am - 1:30am daily.

- All food is served to go style like a food truck. Quick and easy.

- Order tacos from your table in the Tiki Bar.

- Always a quick option for the best tacos at any hour!



Pop-up Art Event Space

- ▸ We will program this space with random art events during the year.
- ▸ First Fridays shows and exhibitions
- ▸ We'll book traveling shows from around the world

Brought to you by locals who are seasoned veterans in KC's food, drink and entertainment offerings.



Chris Seferyn

A Crossroads resident, Chris Seferyn has been designing, building and managing restaurants, bars and nightclubs for 25 years in Kansas City and New Orleans.

He started with the original *Velvet Dog* and continued on with *Liquid Lounge, Kashmir, Empire Room, Cafe Trocadero*, and more. He and a partner built an entertainment district know as *"Martini Corner"* with 6 separate entities that lives on to this day. Chris has published a book on Amazon called *"The Restaurant & Bar Bible"* with all his years of knowledge in it.

He has been a design build General Contractor for 18+ years for his own concepts and many other hospitality, retail and office clients.

He is a co-founder of Dig It Music, a music publishing company. He has co-promoted hundreds of events including 10 years of the *City Market Concert Series*. This series hosted the likes of *James Brown, The Killers, Widespread Panic, John Mayer and Death Cab for Cutie*.



Chad Troutwine

Born and raised in Kansas City, Chad has built thriving local and global ventures in education, media, and hospitality. In 1997, he moved to 1920 Wyandotte Street, four years prior to the neighborhood's first First Friday. Since then, Chad has developed nearly a dozen properties in the area, and he currently co-owns the award-winning Torn Label Brewing Company & Public House in the East Crossroads.

In 2002, Chad co-founded Veritas Prep, where he served as its CEO for sixteen years prior to its acquisition and subsequent IPO; Codesmith, a software engineering academy; Spectrum Station preschools; and Freakonomics Media, which produces one of the world's most popular podcasts. Chad has also produced twenty-one feature films, including two Academy Award winners, and he was nominated for an Emmy® Award in 2020.

Chad graduated with honors from the University of Missouri-Columbia School of Law, the Yale University School of Management, and the Harvard University Kennedy School of Government. In 2013, he became a Henry Crown Fellow of the Aspen Institute. Chad lives with his wife, Sacha, and their two young children, at 52nd and Summit.



1922 Baltimore Avenue

Coming this Fall to 1922 Baltimore Avenue.

Mahalo!